UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2015

MARKWEST ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-31239 (Commission File Number)	27-0005456 (I.R.S. Employer Identification Number)

1515 Arapahoe Street, Tower 1, Suite 1600, Denver CO 80202

(Address of principal executive offices)

Registrant’s telephone number, including area code: 303-925-9200

Not Applicable.

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-Commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-Commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition

On August 5, 2015, MarkWest Energy Partners, L.P. (the “Partnership”) announced its consolidated financial results for the three and six months ended June 30, 2015.  A copy of the Partnership’s earnings release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

This information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The earnings release furnished with this Current Report on Form 8-K utilizes the Non-GAAP financial measures of Distributable Cash Flow (“DCF”), Adjusted EBITDA, and Net Operating Margin. DCF, Adjusted EBITDA and Net Operating Margin are non-GAAP Financial Measures, and should not be considered separately from or as a substitute for net income, income from operations, or cash flow as reflected in our financial statements. The GAAP measure most directly comparable to DCF and Adjusted EBITDA is net income (loss). The GAAP measure most directly comparable to Net Operating Margin is income from operations.  In general, the Partnership defines DCF as net income (loss) adjusted for (i) depreciation, amortization and other non-cash operating expenses; (ii) amortization of deferred financing costs and debt discount; (iii) loss on redemption of debt, net of tax benefit; (iv) impairment of unconsolidated affiliates; (v) gain on sale of unconsolidated affiliate; (vi) impairment expense; (vii) (earnings) loss from unconsolidated affiliates; (viii) distributions from (contributions to) unconsolidated affiliates (net of affiliates’ growth capital expenditures); (ix) non-cash compensation expense; (x) unrealized gain (loss) on derivative instruments; (xi) loss (gain) on the sale or disposal of property, plant and equipment (“PP&E”); (xii) deferred income tax expense (benefit); (xiii) cash adjustments for non-controlling interest of consolidated subsidiaries; (xiv) revenue deferral adjustment; (xv) losses (gains) relating to other miscellaneous non-cash amounts affecting net income for the period; and (xvi) maintenance capital expenditures. The Partnership defines Adjusted EBITDA as net income (loss) adjusted for (i) depreciation, amortization and other non-cash operating expenses; (ii) interest expense; (iii) amortization of deferred financing costs and debt discount; (iv) loss on redemption of debt; (v) loss (gain) on the sale or disposal of PP&E; (vi) impairment of unconsolidated affiliates; (vii) gain on sale of unconsolidated affiliate; (viii) impairment expense; (ix) non-cash derivative activity; (x) non-cash compensation expense; (xi) provision for income tax (benefit); (xii) adjustments for cash flow from unconsolidated affiliates; (xiii) cash adjustment for non-controlling interest of consolidated subsidiaries; and (xiv) losses (gains) relating to other miscellaneous non-cash amounts affecting net income for the period.  In general, the Partnership defines Net Operating Margin as segment revenue, excluding any derivative gain (loss), less purchased product costs excluding any derivative gain (loss).

DCF is a financial performance measure used by management as a key component in the determination of cash distributions paid to unitholders. The Partnership believes DCF is an important financial measure for unitholders as an indicator of cash return on investment and to evaluate whether the Partnership is generating sufficient cash flow to support quarterly distributions. In addition, DCF is commonly used by the investment community because the market value of publicly traded partnerships is based, in part, on DCF and cash distributions paid to unitholders.

Adjusted EBITDA is a financial performance measure used by management, industry analysts, investors, lenders, and rating agencies to assess the financial performance and operating results of the Partnership’s ongoing business operations. Additionally, the Partnership believes Adjusted EBITDA provides useful information to investors for trending, analyzing and benchmarking our operating results from period to period as compared to other companies that may have different financing and capital structures.

Net Operating Margin is a financial performance measure used by management and investors to evaluate the underlying baseline operating performance of our contractual arrangements. Management also uses Net Operating Margin to evaluate the Partnership’s financial performance for purposes of planning and forecasting.

ITEM 7.01. Regulation FD

In accordance with General Instruction B.2 of Form 8-K, the following information in this Current Report on Form 8-K (including the exhibit) is furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.  This Current Report will not be deemed an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD.

On August 5, 2015, the Partnership posted on its website an earnings call presentation that will be used in the earnings call.  Interested parties will be able to view the materials presented on the earnings call at our website, www.markwest.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of the Partnership by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and the Partnership’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on

March 9, 2015. To the extent holdings of Partnership securities have changed since the amounts contained in the proxy statement for the Partnership’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX using the contact information above.

Item 8.01. Other Events

The information included in Items 2.02 and 7.01 above is incorporated by reference into this Item 8.01.

ITEM 9.01.  Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press release dated August 5, 2015, reporting financial results for the three and six months ended June 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKWEST ENERGY PARTNERS, L.P.
(Registrant)

	By:	MarkWest Energy GP, L.L.C.,
Its General Partner

Date: August 5, 2015	By:	/s/ NANCY K. BUESE
Nancy K. Buese Executive Vice President and Chief Financial Officer